27 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 540,000 Reed Elsevier PLC ordinary shares at a price of 1116.0999p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 75,324,285 ordinary shares in treasury, and has 1,130,415,122 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 5,625,950 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 312,000 Reed Elsevier NV ordinary shares at a price of €22.0962 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 44,554,344 ordinary shares in treasury, and has 652,961,434 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 3,255,800 shares.